Exhibit 99.1

Gerdau Ameristeel Announces Suspension of Production and Mill Closure

Tampa, FL June 8, 2009 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it is suspending production at its Sayreville, New Jersey steel mill and closing its rolling mill in neighboring Perth Amboy, New Jersey due to lower demand for its products resulting from the downturn in the economy. The company said these actions are expected to occur gradually over the next several months. The company indicated that it would restart operations at the Sayreville facility when business conditions warrant.

The company is also entering into discussions with the United Steel Workers regarding the potential closure of the Company’s steel mill located in Sand Springs, Oklahoma.

The company will continue to offer its full range of products to its customers throughout North America. Service to customers will be uninterrupted and will be provided by production from Gerdau Ameristeel’s extensive network of steel mills in the United States and Canada. The Sayreville facility will continue to carry a full range of products in inventory available for shipment or customer pickup until production resumes.

Mario Longhi, President and CEO of Gerdau Ameristeel commented: “This was a very difficult decision that came after careful analysis and review of the marketplace, our production capabilities, and the most cost effective alternatives to meet the current and future needs of our customers throughout North America during this unprecedented economic downturn. These actions follow a series of steps the company has taken over the last nine months to reduce its costs. We understand the impact that these decisions will have on the lives of our employees and our communities, but unfortunately market conditions mandated that these actions be taken at this time. The company will make every effort to help displaced employees through this time of transition.”

In connection with these actions, depending on the outcome of the Sand Springs discussions, the Company expects to incur an after tax charge from approximately $80 million to $140 million related to these closures. Of these amounts, between approximately $15 million to $30 million are expected to be cash costs for severance and facility closure expenses. Depending on the outcome of the Sand Springs discussions, the company expects to realize annualized pre-tax cash savings of approximately $35 million to $70 million as a result of these actions. In accordance with US GAAP requirements, the company anticipates some of these charges to be included in the three month period ended June 30, 2009 and some to be included in the three month period ended September 30, 2009.

Forward-Looking Statements

In this press release, "Gerdau Ameristeel" and "company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release may constitute forward-looking statements. Such statements can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters. Forward-looking statements in this press release include statements about the costs and savings associated with the suspension of production at or closure of certain of the company's mills. The company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China's steelmaking capacity or slowdown in China's steel consumption; the company's participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the company's business; unexpected equipment failures and plant interruptions or outages; the company's level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the company's ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the company's principal stockholder, Gerdau S.A., the liquidity of the company's long-term investments, including investments in auction rate securities, and the company's reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 60 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers ("OEMs") for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel's majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. Gerdau Ameristeel's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

Investor Relations Contact

Barbara Smith
Vice President and Chief Financial Officer
Phone: (813) 319-4324
Email: basmith@gerdauameristeel.com

Media Contact

Philip K. Bell
Director, External Communications and Public Affairs
Phone: (813) 207-2315
Email: pbell@gerdauameristeel.com